EXHIBIT A

Schedule of Transactions in Shares by Sit Entities in the last 60 days:

Date of Transaction	Transaction	Shares of Common Stock	Price Per Share
01/10/2025	BUY	7,472	9.48
01/29/2025	BUY	7,401	9.59
02/10/2025	BUY	1,900	9.81
03/03/2025	BUY	10,000	9.83
03/04/2025	BUY	4,541	9.82
03/05/2025	BUY	10,000	9.88
03/06/2025	BUY	1,916	9.82
03/07/2025	BUY	24,711	9.81
03/10/2025	BUY	18,451	9.77